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Exhibit 21.1

        The following is a list of the direct and indirect subsidiaries of The First Marblehead Corporation:

Name of Subsidiary	Jurisdiction of Incorporation or Organization
First Marblehead Data Services, Inc.	Massachusetts
First Marblehead Education Resources, Inc.	Delaware
First Marblehead Securities Corporation	Massachusetts
First Marblehead Securities Corporation II	Massachusetts
GATE Holdings, Inc.	Delaware
The National Collegiate Funding LLC	Delaware
TERI Marketing Services, Inc.	Delaware
Union Federal Savings Bank	United States
UFSB Private Loan SPV, LLC	Delaware
FM Loan Origination Services, LLC	Delaware

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  Exhibit 21.1